Exhibit 1

IncrediMail Secures $20 Million Credit Facility

TEL-AVIV, Israel, September 7, 2011 -- IncrediMail Ltd. (NASDAQ:MAIL), a digital media company that provides products and services to consumers to help make their everyday life simpler and more enjoyable, today announced the signing of agreements to secure a credit facility for up to $20 million of financing. The facility offers IncrediMail the ability to be opportunistic when addressing future acquisitions while cash reserves are replenished from on-going operations.

“We have been exploring a number of financing options to keep our long-term capital structure strong and have decided to take advantage of a competitive debt market and capitalize on favorable financing terms to remain opportunistic with our growth,” said Josef Mandelbaum, IncrediMail’s CEO.

The credit facility is comprised of a $12 million line of credit provided by Bank Leumi Le-Israel, Israel’s leading bank, and an $8 million line provided by First International Bank of Israel.  The repayment of the debt is structured over four and five years respectively, and the Company has an option for early re-payment.

About IncrediMail Ltd.
Founded in 2000, IncrediMail Ltd. (NASDAQ:MAIL) is a digital media company that provides products and services to consumers to help make their everyday life simpler and more enjoyable. Focusing on an underserved market of second wave adapters who value their time online, IncrediMail offers a growing portfolio of easy-to-use products.  The Company’s products include: IncrediMail Premium, an award winning e-mail product sold in over 100 countries in 10 different languages; Smilebox, a leading photo sharing product and service that lets customers quickly turn life’s moments into digital creations to share and connect with friends and family in a fun and personal way; and PhotoJoy, a photo discovery and sharing screensaver & wallpaper product.  For more information on IncrediMail Ltd. (NASDAQ:MAIL), visit www.incredimail-corp.com.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact: KCSA Strategic Communications
Rob Fink, 212-896-1206
rfink@kcsa.com
or
Chi-Chi Millaway, 212-896-1269
cmillaway@kcsa.com